Reinvent Technology Partners Z

215 Park Avenue, Floor 11

New York, New York 10003

July 8, 2021

VIA EDGAR

Office of Finance,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Bonnie Baynes

    Mark Brunhofer

    Jessica Livingston

    David Lin

Re:	Acceleration Request for Reinvent Technology Partners Z Registration Statement on Form S-4 (File No. 333-254691)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reinvent Technology Partners Z (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration Number 333-254691 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on July 9, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jared M. Fishman at Sullivan & Cromwell LLP at (212) 558-1689 or by email (fishmanj@sullcrom.com).

Securities and Exchange Commission

July 8, 2021

Sincerely,

Reinvent Technology Partners Z

By	/s/ Michael Thompson
	Name:	Michael Thompson
	Title:	Chief Executive Officer, Chief Financial Officer and Director

cc:	Assaf Wand

Stewart Ellis

(Hippo Holdings, Inc.)

Tad J. Freese

Chad G. Rolston

Miles P. Jennings

(Latham & Watkins, LLP)

H. Rodgin Cohen

Jared M. Fishman

Marion Leydier

(Sullivan & Cromwell LLP)